Exhibit 4
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FOR IMMEDIATE RELEASE                                            4 December 2006




                              WPP GROUP PLC ("WPP")

         Grey Healthcare Group acquires 51% stake in Vogel Farina in US


WPP announces that its wholly-owned operating company Grey Healthcare Group, a leading healthcare marketing and communications solutions provider, has acquired 51% of the share capital of Vogel Farina, Inc. ("Vogel Farina"). Vogel Farina's primary focus is in the oncology and acute care sectors and it specialises in the launching of new brands.

Founded in 2002 and located in Summitt, New Jersey, Vogel Farina employs nine people. Vogel Farina's revenues for the year ended 31 December 2005 were US$1.7 million, with gross assets as at the same date of US$0.5million. Clients include Novartis, Therion Biologics and Juvent.

This acquisition continues WPP's strategy of developing its networks in fast growing markets and sectors.



Contact:                                                  T. +44-(0)20 7408 2204
Feona McEwan, WPP
www.wpp.com
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